[First Capital, Inc. Letterhead]

May 17, 2011

Via EDGAR

Sharon M. Blume
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	First Capital, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 25, 2011
SEC File No. 0-25023

Dear Ms. Blume:

First Capital, Inc. requests an extension until May 31, 2011 to respond to the Staff’s comment letter dated May 5, 2011 with respect to the above referenced filing.  The extension is requested because of scheduling conflicts involving persons responsible for responding to the comments.

Please contact the undersigned at (812) 734-3464 if you have any questions.

Sincerely,

                     /s/ R. Christopher Frederick

R. Christopher Frederick
Chief Financial Officer

cc:           Michael Volley, SEC Staff Accountant